31 March 2000

Ref: 30/00

BHP PETROLEUM BUSINESS PRESENTATION

The Broken Hill Proprietary Company Limited (BHP) advises that the President BHP Petroleum, Philip Aiken, today delivered a business presentation in Sydney.

This presentation is part of BHP's regular business presentations.

The presentation covered the following areas:

  An overview of BHP Petroleum - production, reserves, exploration, cost base
  Petroleum's growth strategies
  Gulf of Mexico - BHP position and strategy
  Gas Commercialisation strategy
  Access to Discovered Resources.

The presentation was webcast and is accessible on: http://www.netventures.com.au/bhp. Copies of the presentational material are also available on the BHP website: http://www.bhp.com.au/financials/brief/default.htm. A full transcript will also be made available on the web site by early next week.

Contact:

INVESTOR RELATIONS:

Robert Porter

Vice President - Investor Relations

Tel: +61 3 9609 3540

Mob: +61 419587 456

MEDIA RELATIONS:

Mandy Frostick

Manager Media Relations

Tel: +61 3 9609 4157

Mob: +61 419546 245

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030